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                                                             Exhibit 99.1

                                  RISK FACTORS

Dependence of Energy Industry

The Company's principal products consist of OCTG and line pipe, and sales of these products to the energy industry constitute the most significant source of Maverick's revenues. Revenues from the sale of OCTG and line pipe to the energy industry accounted for approximately 65%, 77% and 65% of total sales in fiscal 1998, 1997 and 1996, respectively. Demand for Maverick's OCTG products depends primarily upon the number of oil and natural gas wells being drilled in the United States and Canada, the depth and drilling conditions of those wells and the number of well completions, all of which are in turn primarily dependent on oil and natural gas prices. These prices are dependent upon many factors including world supply and demand for oil and weather conditons. Uncertainty continually exists as to the future level and volatility of domestic oil and natural gas prices.

Effect of Changing Steel Prices

Purchased steel represents slightly more than two-thirds of Maverick's cost of goods sold. The steel industry is highly cyclical in nature and steel prices are influenced by numerous factors, many of which are beyond the control of the Company, including general economic conditions, industry capacity utilization, import duties and other trade restrictions and currency exchange rates. The Company's major supplier of steel has announced three price decreases since mid-September, 1998 which reduced the Company's current replacement cost of steel by $50 per ton. Although the Company expects that such price reductions will be fully reflected in the Company's cost of goods sold in the third quarter of fiscal 1999, no assurance can be given as to the duration of the price decrease or anticipated future steel prices. Also, no assurance can be given that these decreases in steel prices will not impact pricing levels of the Company's products. Steel trade cases were filed with the International Trade Commission in September, 1998 which could negatively impact the Company's future replacement cost of steel.

Competition from Other Manufacturers

The production and marketing of the Company's energy and industrial products are highly competitive. Some of Maverick's competitors have greater financial and marketing resources and business diversification than Maverick. Unlike Maverick, many of its large OCTG competitors are integrated steel producers who do not purchase their raw materials in the open market. During periods of strong steel demand and weak steel scrap prices, Maverick may be at a disadvantage to these integrated competitors.

Competition from Imports

The domestic OCTG market is affected by the level of imports of OCTG products, which has varied significantly over time. High levels of imports (which existed in fiscal 1994 and most of fiscal 1995) reduced the volume sold by domestic producers and suppressed selling prices of OCTG. The Company believes that domestic import levels are affected by, among other things, overall world demand for OCTG, the trade practices of and government subsidies to foreign producers, and the presence and absence of governmentally imposed trade restrictions in the U.S. Imports accounted for 18.7%, 17.2% and 11.1% of domestic shipments in fiscal 1998, 1997 and 1996, respectively. Domestic sales of structural tubing are also affected by imports.

Company's Sales Influenced by Industry Inventory Levels

Industry-wide inventory levels of OCTG products can vary significantly from period to period and have a direct effect on the demand for new production of such products. As a result, the Company's OCTG sales and net income may be impacted significantly from period to period. Management believes that industry-wide OCTG inventory is currently at above normal levels in relation to demand as estimated months of supply of inventory increased as of fiscal year-end to 7.3 months. There can be no assurance that OCTG inventory will not again become excessive or that substantial draw-downs of such inventories will not occur. Domestic sales of structural tubing are also affected by changing industry inventory levels generally resulting from corresponding changes in steel prices.

Company's Sales Affected by Seasonal Fluctuations

Maverick, as well as the OCTG industry in general, experiences seasonal fluctuations in demand for its products. Because weather conditions during the first half of the calendar year normally make drilling operations more difficult, domestic drilling activity and the corresponding demand for Maverick's products may be generally lower during the second and third fiscal quarters, as compared with the first and fourth fiscal quarters. Maverick also believes it experiences seasonal fluctuations in demand for its industrial products, although the timing of such fluctuations may differ from fluctuations experienced in the OCTG industry.

Dependence on Significant Customers

In fiscal 1998 and fiscal 1996, one distributor, National Oilwell Supply, Inc. ("National Oilwell") accounted for 14% and 16%, respectively, of Maverick's net sales. In fiscal 1997, two distributors, National Oilwell and Master Tubulars, Inc. accounted for 25% of Maverick's net sales. Maverick currently utilizes numerous distributors of its products and believes that additional qualified distributors are available to assist Maverick in meeting end users' needs.
Although Maverick believes that it could replace any one distributor of its products, including National Oilwell or Master Tubulars, Inc., with other qualified distributors, no assurance can be given that the loss of either of these distributors or any other customer would not have a material adverse effect on Maverick's net sales or results of operations.

Product Liability

Drilling for oil and natural gas involves a variety of risks. Certain losses may result or be alleged to result from defects in Maverick's products, thereby subjecting Maverick to claims for consequential damages. Maverick warrants certain of its OCTG and line pipe products to be free of certain defects. The use of structural tubing can also involve risks, and losses may result or be alleged to result from defects in such pipe and tubing products, thereby subjecting the manufacturer of such products to claims for consequential damages. Maverick maintains insurance coverage against potential product liability claims in amounts which it believes to be adequate. Maverick, has not historically incurred material product liability costs, nor has it experienced difficulties in obtaining or maintaining adequate product liability insurance coverage; however, no assurance can be given that in the future, product liability in excess of such insurance coverage will not be incurred or that Maverick will be able to maintain such insurance coverage levels.

Regulatory Matters

The business of Maverick is subject to numerous local, state and federal laws and regulations concerning environmental and safety matters. Although Maverick has not incurred material costs of compliance with such laws and regulations, there can be no assurance that future changes in such laws and regulations will not have a material effect on Maverick's operations.